SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)

                            The Steak n Shake Company
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.50 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   857873-10-3
                                 --------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 20, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                      ---------------------
CUSIP No. 857873-10-3                  13D                    Page 2 of 12 Pages
---------------------                                      ---------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   The Lion Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     - 0 -
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,446,845
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,446,845
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,446,845
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 857873-10-3                  13D                    Page 3 of 12 Pages
---------------------                                      ---------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Biglari Capital Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

        AF, WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     - 0 -
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,446,845
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,446,845
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,446,845
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 857873-10-3                  13D                    Page 4 of 12 Pages
---------------------                                      ---------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Sardar Biglari
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

        AF, WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     - 0 -
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,446,845
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,446,845
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,446,845
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 857873-10-3                  13D                    Page 5 of 12 Pages
---------------------                                      ---------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Western Sizzlin Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     - 0 -
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,446,845
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,446,845
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,446,845
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 857873-10-3                  13D                    Page 6 of 12 Pages
---------------------                                      ---------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Western Acquisitions L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     - 0 -
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,446,845
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,446,845
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,446,845
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 857873-10-3                  13D                    Page 7 of 12 Pages
---------------------                                      ---------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Western Investments Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

        AF, WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     - 0 -
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,446,845
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,446,845
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,446,845
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 857873-10-3                  13D                    Page 8 of 12 Pages
---------------------                                      ---------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Philip L. Cooley
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

        AF, WC, PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     - 0 -
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,446,845
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,446,845
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,446,845
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 857873-10-3                  13D                    Page 9 of 12 Pages
---------------------                                      ---------------------

      The following constitutes Amendment No. 3 ("Amendment No. 3") to the
Schedule 13D filed by the undersigned. This Amendment No. 3 amends the Schedule 13D as specifically set forth.

      Item 3 is hereby amended and restated to read as follows:

Item 3. Source and Amount of Funds or Other Consideration.

      The aggregate purchase price of the Shares owned directly by the Lion Fund is $15,220,138. The aggregate purchase price of the Options owned directly by the Lion Fund is $50,400. The Securities owned directly by the Lion Fund were acquired with the working capital of the Lion Fund.

      Certain of the Shares reported in this Amendment No. 3 as owned by Western Acquisitions were acquired by way of an internal contribution from WSC. Western Acquisitions acquired from WSC an aggregate of 299,945 Shares on September 7, 2007 at a per Share price of $15.58, equal to the last reported sales price on the New York Stock Exchange on the date the transaction was completed, or an aggregate purchase price of approximately $4,673,143. The total of 299,945 Shares transferred by WSC to Western Acquisitions were initially acquired by WSC for an aggregate purchase price of approximately $4,581,977.

      The aggregate purchase price of the Shares owned directly by Western Acquisitions is approximately $12,876,239. The Shares owned directly by Western Acquisitions were acquired with the working capital of Western Acquisitions.

      The aggregate purchase price of the Options owned directly by WSC is $1,630,938. The Securities owned directly by WSC were acquired with the working capital of WSC.

      The aggregate purchase price of the Shares owned directly by Dr. Cooley and owned directly by Dr. Cooley's spouse, Sandy Cooley who shares the same business address as Dr. Cooley, which he may also be deemed to beneficially own is $93,297. Of the 6,300 Shares beneficially owned by Dr. Cooley, 3,800 Shares were acquired with Dr. Cooley's personal funds, 2,000 Shares were acquired with his spouse's personal funds and 500 Shares were acquired with the working capital of BCC and subsequently gifted to Dr. Cooley.

      The Lion Fund, WSC and Western Acquisitions effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers' credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

---------------------                                      ---------------------
CUSIP No. 857873-10-3                  13D                   Page 10 of 12 Pages
---------------------                                      ---------------------

      Item 5 is hereby amended and restated to read as follows:

Item 5. Interest in Securities of the Issuer.

      (a-e) As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 2,446,845 Shares or 8.6% of the outstanding Shares of the Issuer, based upon the 28,469,808 Shares outstanding as of July 31, 2007, according to the Issuer's most recent Form 10-Q. The 2,446,845 Shares reported herein as beneficially owned by the Reporting Persons consist of the following:
(1) 929,200 Shares held directly by the Lion Fund and 20,000 Shares underlying Options held directly by the Lion Fund, (2) 561,100 Shares underlying Options held directly by WSC, (3) 930,245 Shares held directly by Western Acquisitions,
(4) 4,300 Shares held directly by Dr. Cooley, and (5) 2,000 Shares held directly by Dr. Cooley's spouse which Dr. Cooley may also be deemed to beneficially own.

      Each of the Reporting Persons may be deemed to have the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 2,446,845 Shares.

      Each of the Reporting Persons may be deemed to have the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,446,845 Shares.

      Schedule A annexed hereto lists all transactions in the Securities by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D. All of such transactions were effected in the open market.

      No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Securities except for Dr. Cooley's spouse with respect to the 2,000 Shares she owns directly. The Reporting Persons specifically disclaim beneficial ownership of the Securities reported herein except to the extent of their pecuniary interest therein.

---------------------                                      ---------------------
CUSIP No. 857873-10-3                  13D                   Page 11 of 12 Pages
---------------------                                      ---------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 23, 2007            THE LION FUND, L.P.

                                    By: Biglari Capital Corp.
                                        General Partner

                                    By: /s/ Sardar Biglari
                                        ----------------------------------------
                                        Sardar Biglari, Chief Executive Officer


                                    BIGLARI CAPITAL CORP.

                                    By: /s/ Sardar Biglari
                                        ----------------------------------------
                                        Sardar Biglari, Chief Executive Officer


                                    WESTERN ACQUISITIONS L.P.

                                    By: Western Investments Inc.
                                        General Partner

                                    By: /s/ Sardar Biglari
                                        ----------------------------------------
                                        Sardar Biglari, Chief Executive Officer


                                    WESTERN INVESTMENTS INC.

                                    By: /s/ Sardar Biglari
                                        ----------------------------------------
                                        Sardar Biglari, Chief Executive Officer


                                    /s/ Sardar Biglari
                                    --------------------------------------------
                                    SARDAR BIGLARI


                                    WESTERN SIZZLIN CORP.

                                    By: /s/ Sardar Biglari
                                        ----------------------------------------
                                        Sardar Biglari, Chief Executive Officer


                                    /s/ Sardar Biglari
                                    --------------------------------------------
                                    SARDAR BIGLARI
                                    As Attorney In Fact for Philip L. Cooley

---------------------                                      ---------------------
CUSIP No. 857873-10-3                  13D                   Page 12 of 12 Pages
---------------------                                      ---------------------

                                   SCHEDULE A

   Transactions in the Securities by the Reporting Persons Since the Filing of
                       Amendment No. 2 to the Schedule 13D

Transactions in Common Stock

      Shares Purchased         Price Per Share ($)        Date of Purchase
   ----------------------   -------------------------  ----------------------

                            Western Acquisitions L.P.
                            -------------------------
           29,000                    14.3012                  10/19/07
            6,000                    14.0008                  10/22/07
           24,500                    13.0634                  11/08/07
            5,100                    12.8735                  11/15/07
          102,500                    11.5042                  11/16/07
           90,800                    10.4862                  11/19/07
           52,100                    10.4588                  11/20/07
           31,000                    10.9271                  11/21/07
           33,900                    10.9135                  11/23/07

                               The Lion Fund, L.P.
                               -------------------
                                      None

                              Biglari Capital Corp.
                              ---------------------
                                      None

                                 Sardar Biglari
                                 --------------
                                      None

                              Western Sizzlin Corp.
                              ---------------------
                                      None

                            Western Investments Inc.
                            ------------------------
                                      None

                                Philip L. Cooley
                                ----------------
                                      None